FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts

Krisztina Förhécz

Magyar Telekom IR

+36 1 457 6029

Rita Walfisch

Magyar Telekom IR

+36 1 457 6036

investor.relations@telekom.hu

Magyar Telekom reaches agreement with trade unions on headcount reduction

Budapest – October 1, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has reached an agreement with trade unions on the headcount reduction for 2008.

In order to simplify and streamline its organization, Magyar Telekom has already implemented several integration steps. The merger with T-Mobile Hungary in March 2006 and the integration of Emitel and the access business of T-Online into the parent company from October this year enable the management to eliminate overlaps and simplify the processes and the operational structure of the Group. The recent decision on the change in the organizational model was a further step to ensure a more customer-focused approach and a lean management structure. With the aim for further efficiency improvement and headcount reduction, management started negotiations with the trade unions and reached agreement today.

The consequent decision regarding Group-level headcount reduction is expected to result in a further HUF 24 bn severance-related expenses this year, to be accounted in the fourth quarter. (Headcount reduction-related severance payments and accruals were HUF 7.3 bn in H1 2007.) The already implemented headcount reductions and today’s headcount reduction-related agreements are expected to result in an annual saving of HUF13 bn in Group-level employee related expenses. The trade union agreement also defines the wage increase for the remaining employees at the parent company for next year, which will be 5.5% from March 2008. As a combined result, underlying Group-level employee related expenses are expected to decrease by 5% next year. The majority of the headcount reduction will be implemented on the last working day of 2007 reducing the closing headcount of the Group in the first quarter of 2008. The headcount reduction measures are expected to decrease the Group-level headcount by 15% by the end of 2008 compared to the end of June 2007 level.

These efficiency improvement measures are necessary steps to mitigate the negative trends in the telecommunications industry being faced by Magyar Telekom. Increasing competition in all segments and a tougher regulatory (roaming regulation and reducing termination fees) and macroeconomic environment will put pressure on performance in coming years. While the integration and the new organizational structure will result in some additional costs in 2008, these are essential to offset the declining performance of our core traditional voice business and as a result maintain profitability in these areas. At the same time the company is seeking for new service and business opportunities to counter the decline of traditional revenues. The increasing revenue contribution of new services, such as IT and systems integration, will help to maintain revenue levels. However, as these are lower margin services, we expect a slight decline in EBITDA in 2008 compared to the 2006 level. A more detailed outlook for 2008 will be announced after the 2007 full-year financial results announcement.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: October 1, 2007